United States securities and exchange commission logo





                           November 22, 2021

       Brian F. Sullivan
       Chief Executive Officer
       Celcuity Inc.
       16305 36th Avenue N., Suite 100
       Minneapolis, MN 55446

                                                        Re: Celcuity Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2021
                                                            File No. 333-261155

       Dear Mr. Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric O. Madson